Exhibit 4.31

29th April 2022

FULL-TIME

EMPLOYMENT AGREEMENT

Advanced Human Imaging Ltd

Vlado Bosanac

29th April 2022

Mr. Vlado Bosanac
Unit 2,
71 – 73 South Perth Esplanade
South Perth WA 6151

Dear Vlado

Offer of Appointment – Head of Strategy

On behalf of Advanced Human Imaging Ltd (“AHI” or the “Company”), I am pleased to offer you a new permanent employment position as Head of Strategy (HOS) of the Company.

This offer is conditional upon your acceptance and agreement to abide by the terms and conditions outlined in this letter.

1.	Reporting & Responsibilities:	i.	You will work with AHI in regard to all aspects of the Company’s strategic operations, including but not limited to:

		ii.	Developing long-term, medium-term, and short-term strategic objectives for the Company.

		iii.	Being the spokesperson for the Company in customer-facing, marketing and media for the promotion of the Company.

		iv.	promote the interests and welfare of the Company.

		v.	Working with the CEO in leading key business development discussions with potential operating partners to expand the user base for the Advanced Human Imaging technology.

		vi.	Reporting to the Board of Directors as directed by the Board on all key aspects of the Company’s business.

		vii.	Dealing with corporate actions of the Company in line with normal expectations for the role of Head of Strategy.

		viii.	Review forecasts based on the customer relationships under your management and revenue that’s at risk.

		ix.	Upon request, provide an accurate and current verbal and written report of key projects, account and sales status, and customer satisfaction.

		x.	Assist the Business Development team (BDT), manage and nurture customer relationships where applicable.

		xi.	As requested to attend meetings with partners that match the targeted customer segment based on the strategy of the business.

		xii.	Undertake strategic communication with partners to influence deal structure.

		xiii.	Understand target partner needs and develop a solution that creates a win-win for both parties based on the current, accurate and available (ready to use) value proposition.

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		xiv.	Assist BDT and manage client expectations by conveying a clear and accurate value proposition.

		xv.	Identify and promote opportunities to advance the technological offering AHI brings to the market, including but not limited to acquisitions and licensing opportunities.

		xvi.	Collaborate with internal teams on change management so that all changes are delivered in a time and case-sensitive cadence & manner.

2.	Essential skills	Primary skills and experience:

		i.	Significant experience in global capital markets

		ii.	Significant experience in B2B sales and assisting clients in identifying the value proposition for the available products

		iii.	Proven experience and results in the generation of company revenue

		iv.	Significant experience in developing and driving company strategy through knowledge of market trends

		v.	Highly developed interpersonal skills, emotional intelligence, and communication

		vi.	Highly developed negotiation skills

		vii.	Ability to identify growth acquisitions and partnerships.
3.	Non-essential skills and experience	i.	Understanding technology developments in the relevant field

		ii.	Experience in medical, health, wellness, fitness, and insurance industries.

		iii	Interest in new and emerging technology.

4.	Commencement Date:	29th April 2022.

5.	Title:	Head Of Strategy (HOS)

6.	Compensation:	The commencing salary will be $190,000 per annum, paid fortnightly and exclusive of superannuation contribution by AHI to a superannuation fund nominated by you. The compensation package will be subject to annual review by the Board of Directors.

There are no fixed hours of employment however you are expected to work the number of hours required to perform the role of HOS. In context, the minimum working week shall be 37.5 hours, with no provision for over-time however, the Company may grant you time in lieu in the event the Board considers (at its discretion) you are working consistently above the normal working week.

Upon the first annual review of your performance and remuneration, the Board of Directors shall in good faith establish Key Performance Indicators (KPI’s) for the next twelve months upon which bonus compensation can be earned by you, up to a maximum of 100% of your base compensation. The nature of the KPI’s and bonus structure shall be negotiated with you in good faith.

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7.	Expenses:	A company Credit Card shall be issued with an expenditure limit of $25,000 per month. Within that $25,000 limit, a maximum of $5,000 per month is allowed for business-related entertainment, where there is justifiable means for the expenditure.

All expenditures must have a fully itemized receipt of payment submitted before the end of each month for appropriate account reconciliation.

You will be reimbursed for all reasonable expenses supported by official receipts for payments made on behalf of the Company whilst carrying out your duties provided, however, that any individual expense exceeding $2,000 must not be incurred without the prior consent of the Chairman, either written or verbal.

Except in the circumstance of company travel and within the daily spend limit communicated.

You must comply with all lawful directions of the Company in relation to incurring expenses on behalf of the Company and shall not in any way pledge the credit of the Company except insofar as you may have been expressly authorised by the Chairman or CEO.

8.	Appointment Basis:	Full-time position.

As a professionally qualified employee, you are required to exercise your specialized expertise, independent judgment, and discretion to provide high- quality services and are expected to work the required hours to get the job done.

9.	Tenure and Review:	The appointment basis is full-time/permanent, with an initial employment and salary review one year from the date of appointment.

The Company has appointed you as HOS, and you agree to accept the appointment and the tenure on the terms and conditions set out in this agreement.

Your engagement under this agreement will be reviewed on the twelve-month anniversary of your employment and thereafter on an annual basis. The Review will include such matters determined by the Board, and will include, but is not limited to:

		i.	your performance during the period before the review.
		ii.	the performance of the Company during the period before the review; and

		iii.	your remuneration relative to economic conditions prevailing in the state of Western Australia and similar positions offered in the market.

10.	Termination With Cause:	The Company may terminate this agreement with reason by providing you with not less than six months’ written notice or paying you a cash payment equal to six months’ average salary calculated over the gross salaries paid by AHI throughout the accumulated years working for AHI in lieu of notice.

You may terminate your engagement with the Company without reason by providing the Company with not less than three (6) months’ written notice.

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11.	Obligation on Termination	i.	The Employee shall on termination of the Employment

		ii.	deliver to AHI all equipment, material, records and other information (including, without limitation, in written, oral, visual or electronic form or on any magnetic or optical disk or memory and wherever located) made, compiled or acquired by them during the Employment and relating to AHI or any Associated Entity or its Business contacts, any keys, credit cards and other property of AHI or any Associated Entity which is in their possession, custody, care or control;

		iii.	irretrievably delete any information relating to the Business of AHI or any Associated Entity stored on any magnetic or optical disk or memory and all matter derived from such sources which is in their possession, custody, care, or control outside the premises of AHI; and

		iv.	confirm in writing the Employee’s compliance with their obligations if required to do so by AHI or any Associated Entity and provide it with such reasonable evidence of compliance as it may request.

		v.	Where the Employee has been placed on termination leave, the Employee shall not be required to return until the end of the termination leave period any property provided to the Employee as a contractual benefit for use during the Employment.

		vi.	Before and after cessation of the Employee’s Employment with AHI, the Employee must not make any derogatory remark or statement about AHI or its personnel or any other remark or statement which may damage the reputation or goodwill of AHI.

12.	Annual Leave:	Annual leave is accrued at a rate of 20 working days per annum, a working day being exclusive of recognized public holidays. Your annual leave may be taken once it is accrued, at any time mutually acceptable to yourself and the Company. Accrued leave shall not accumulate in excess of 30 working days without the written approval of the Board. A waiver may be granted under special circumstances at the Board’s discretion.

Leave already acquired and outstanding to the employee will be calculated and paid out based on the salary paid during the holiday accrual period.

13.	Sick Leave, Compassionate Leave & Carer’s Leave:	You are entitled to paid sick leave equivalent to the number of hours you would ordinarily work in a two-week period, up to a maximum of 75 hours per year. No payment will be made for unused sick leave following resignation or termination. Claims for sick leave taken in excess of five days must be supported by a medical certificate.

14.	Compassionate Leave	You are entitled to five days of paid compassionate leave:
		i.	if a member of your immediate family or household requires care or support due to an illness or injury; or

		ii.	in the event of an unexpected emergency involving a member of your immediate family or household.

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15.	Carer’s Leave	You are entitled to five days of paid carer’s leave:
		i.	if a member of your immediate family or household has an illness or injury that poses a serious threat to their life; or

		ii.	in the event of the death of a member of your immediate family or household.

16.	Long Service Leave:	You are entitled to long service leave in accordance with the provisions of the Long Service Leave Act 1958 (WA).

17.	Proprietary Information and Inventions:

Definitions of IP

IP means all industrial and intellectual property rights, whether protectable by statute, at common law or in equity, including all copyright and similar rights which may subsist or may hereafter subsist in works or any subject matter, rights in relation to inventions (including all patents and patent applications), trade secrets and know-how, rights in relation to designs (whether or not registrable), rights in relation to registered or unregistered trademarks, circuit layout designs and rights in relation to circuit layouts, whether registered, registrable or unregistered, including:

		i.	marks, logos, service marks, trade names, business names, internet domain names, slogans, symbols, brand names, copyright or other trade indicia.

		ii.	all rights in the information, know-how, processes, procedures, compositions, devices, methods, formulae, protocols, techniques, designs, drawings, trade secrets or data, whether or not protectable by patent application design registration, copyright, whether unregistered, registered or registrable; and

		iii.	any modifications, developments, adaptations, advancements, creations, and derivations of any intellectual property,

		iv.	The Employee provides an unconditional and irrevocable consent to all Intellectual Property rights, title and interest arising in relation to any Works made or developed by them in connection with their term of Employment with AHI (whether alone or with others), or to which they contribute or have contributed during the term of their Employment with AHI, whether made or developed:

		v.	within or outside AHI’s usual working hours.

		vi.	at AHI’s premises or at any other place; or

but excludes non-assignable moral rights and similar non-assignable personal rights of authors and producers.

18.	Current & New	i.	As a condition of employment, you represent and warrant that you will immediately communicate to the Company any new and all new literary and other new works and new subject matter, including all new works, new processes, new inventions, new improvements, new innovations, new modifications, new designs, new discoveries, new trademarks and new trade secrets, however embodied, which you may make either alone or in conjunction with others during the course of, in connection with or arising within the duration of your employment and in any way connected with matters specifically pertaining to the business and assets of Advanced Human Imaging for which the Company has been or is now or hereafter interested during your employment (“Inventions”).

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		ii.	Any new inventions or extensions of the IP surrounding AHI throughout the duration of your employment, whether or not the Inventions are capable of being protected by copyright, letters patent, registered design or other protection (“Protection”), will be solely owned by the Company for development.

		a.	Throughout your employment and for a period of 48 months after you cease employment by AHI, any new inventions, whether the Inventions are capable of being commercialised or able of Protection outside of those of Advanced Human Imaging, will be first offered to the Company for first right of refusal Further proceedings will only go forward if agreed by both you and the Company.

19.	Co-operation in obtaining Protection for Invention	i.	If and whenever required to do so, whether during or after the termination of your employment, and at the expense of the Company or its nominee, you will apply or join in applying for letters patent or other similar protection in Australia or in any other part of the world for content specifically pertaining to AHI.

		ii.	You will within reason deliver to the Company full particulars concerning these matters and execute all instruments and do all things necessary for vesting the letters patent or other Protection when obtained, and all right and title to and interest in the same, in the Company or its nominee absolutely and as sole beneficial owner or in such other person as the Board requires.

		iii.	In the event the company has been unable to contact you for a period of 30 days you appoint the Company to be your attorney in your name and on your behalf to execute any such instrument or thing and generally to use your name for the purpose of giving to the Company or its nominee the full benefit of the provisions of this clause.

		iv.	This clause is in regard to IP created throughout your employment with AHI.

20.	Information	Without limiting the generality of the above, and subject to not breaching any laws or breaching any other contractual obligations in existence or arising from time to time, you represent and warrant that.

		i.	you will immediately inform the Company of any matter which may come to your notice during the Employment which may reasonably be of interest or of any importance or use to the Company or its Subsidiaries and Related Corporations for content specifically pertaining to AHI.

		ii.	you will immediately communicate to the Company any proposals or suggestions occurring to you during your employment which may reasonably be of service for the furtherance of the Company’s business for content specifically pertaining to AHI.

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21. Confidentiality:	Unless you are authorized to do so by law, you are not to divulge any information you obtain as a result of your appointment either to the media, the public generally or to any other third party, except and unless it is of a general nature and of general knowledge and you do so as a consequence of the performance of your responsibilities.

All knowledge and/or information, written or otherwise, related to the activities of the Company obtained by you as a consequence and in the course of your employment becomes the property of the Company, and unless otherwise authorized during the term of your employment or thereafter, must not be divulged to any other source. Upon termination of your services with the Company, you must return all papers, records, documents (including hard copy and digital copies) and any equipment that are in your possession or control and relate to any of the foregoing.

Confidential information also extends to the contents of this letter and in particular, to employee’s remuneration details. You represent and warrant to us that there are no other agreements, written or oral, that would restrict your ability to perform the basic functions of your job, including but not limited to non-compete, non-disclosure or similar agreements with prior employers. If there are such agreements, you agree to immediately provide the Company with a copy of any such agreements(s) for its review.

You further agree not to bring to the Company, use or disclose any trade secrets or other confidential/proprietary information of prior employers.

22. Governing Law:	This agreement is intended to give rise to legal rights and obligations and constitutes a binding agreement between the parties. This agreement shall be governed by and construed in accordance with the law from time to time in the State of Western Australia and the parties agree to submit to the nonexclusive jurisdiction of the courts of Western Australia and the courts which hear appeals therefrom.

23. Variation:	No modification or alteration of the terms of this agreement shall be binding unless made in writing dated subsequent to the date of this agreement and duly executed by the parties.

24. Acceptance:	Please indicate your acceptance of the above offer under the above terms and conditions by signing the duplicate copy of the offer and returning to the Company.

Yours sincerely

/s/ Nick Prosser

Nick Prosser

Non-executive Chairman

Advanced Human Imaging Limited

29th April 2022

I accept the offer of employment under the above terms and conditions and agree to abide by the policies and procedures of the Company.

Signature	/s/ Vlado Bosanac	Date:04/29/2022

Vlado Bosanac

Executed as an agreement on 14th day of September 2022.

Signed by Vlado Bosanac in the presence of:

/s/ Vlado Bosanac	/s/ Nadine Amesz
Signature of employee	Signature of witness

Vlado Bosanac	Nadine Amesz
Name of employee	Name of witness

Executed by Advanced Human Imaging Ltd by its duly authorised representative:

/s/ Nick Prosser
Signature of authorised representative

Nick Prosser

Chairman of the Board

Name of authorised representative

Date:	04/29/2022